UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RELIANCE ON SEC ORDER PROVIDING 45-DAY EXTENSION

OF FILING ANNUAL REPORT ON FORM 20-F

Bogotá, Colombia, April 22, 2020 –Avianca Holdings S.A. (“Avianca”) (NYSE: AVH, BVC: PFAVH) is filing this report on Form 6-K in reliance on the Securities and Exchange Commission (“SEC”) order dated March 25, 2020, Release No. 34-88465. The purpose of this Report is to notify investors and the public at large of Avianca’s inability to timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (“Annual Report”), originally due on April 30, 2020, due to circumstances related to the novel coronavirus known as COVID-19.

As an airline with operations across numerous jurisdictions, the COVID-19 pandemic has resulted in unprecedented challenges for Avianca. Starting in early March 2020 Avianca’s management has been solely focused on overcoming the unique complexities that the COVID-19 pandemic has created for its business and its employees. Consequently, this situation has resulted in a delay in the preparation and completion of Avianca’s Annual Report.

Based on the foregoing, Avianca expects to file the Annual Report on or prior to June 14, 2020, that is, within 45 days from the original filing deadline.

In light of the COVID-19 pandemic, Avianca expects to include a Risk Factor in its Annual Report substantially similar to the following (updated as necessary):

Risk Factor

The COVID-19 outbreak has already materially and adversely affected, and may further materially and adversely affect, the airline industry and us.

In December 2019, cases of COVID-19 were first reported in Wuhan, China, and the virus has now spread globally. The World Health Organization declared COVID-19 a pandemic and, in March 2020, many governments around the world –including those of the U.S., Colombia and most Latin American countries– declared states of emergency in their respective jurisdictions and implemented measures to halt the spread of the virus, including enhanced screenings, quarantine requirements and severe travel restrictions.

Following orders by the governments of Colombia and of other countries in which we operate, we have temporarily ceased international passenger operations to and from Colombia, ceased all Colombian domestic passenger flight operations, and cancelled all passenger flights to and within Peru, El Salvador and Ecuador. As a result of such measures, substantially all of our passenger flights have been canceled, and the corresponding fleet grounded.

The spread of COVID-19 and the government measures taken to address it have already had a material and adverse effect on the airline industry and on us and have resulted in unprecedented revenue and demand drop as well as overall macroeconomic uncertainty.

We cannot foresee or quantify the extent of the impact of COVID-19 on our operational and financial performance, which will depend on developments relating to the spread of the outbreak, the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, all of which are highly uncertain and cannot be predicted.

As set forth in our report on Form 6-K furnished on March 27, 2020, we have cut all non-essential capital expenditures, and have temporarily deferred payments on our long-term leases and on payment of principal on certain loan obligations. As a result, we are currently in default under certain of our outstanding indebtedness and other obligations. If our operations remain suspended for an extended period, we may have to take further measures to preserve our business and protect our cash position to the extent possible.

Our independent auditors, KPMG S.A.S. (“KPMG”), have informed our Audit Committee that, in the absence of further information in support of our ability to meet our obligations as they become due and to comply with our debt covenants, KPMG’s auditors’ report on our consolidated financial statements as of and for the period ended December 31, 2019, will include an explanatory paragraph indicating that substantial doubt exists as to our ability to continue as a going concern.

For further information, please contact:

Avianca Investor Relations

+ (571) 587 7700 ext. 2474, 1349

ir@avianca.com

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ABOUT AVIANCA HOLDINGS S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 171 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary